Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

SECOND QUARTER 2016 RESULTS

•                  Net income of $73 million; adjusted Net income of $87 million

•                  Adjusted EBITDA rose 4% to $443 million on strong service revenues in Italy and North America

•                  Continued expansion in Lottery, resilience in Gaming

•                  Stable net debt despite initial Italian Lotto concession payment

LONDON, U.K. — July 28, 2016 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the second quarter and six months ended June 30, 2016. Today, at 8:00 a.m. EDT / 1:00 p.m. BST / 2:00 p.m. CEST, management will host a conference call and webcast to present the second quarter results; access details are provided below.

“Robust growth in our global lottery operations, notably in Italy and North America, and the resilience of our global gaming business are the key takeaways from our second quarter results,” said Marco Sala, CEO of IGT. “Service revenues, which account for the bulk of our business and are mostly supported by long-term contracts, rose a solid 6% at constant currency in the period. We are making good progress implementing our strategy of developing innovative content and technology that we can leverage across gaming platforms and around the world. We look forward to showcasing the full scope of our new gaming and lottery offerings at high-profile trade shows later this fall.”

“This is our third consecutive quarter of year-over-year adjusted EBITDA growth,” said Alberto Fornaro, CFO of IGT. “A solid increase in service revenue, additional synergy savings and disciplined operational management all supported significant operating cash flow generation during the quarter. As a result, we maintained a stable net debt and leverage profile in the period when we paid the largest installment of the upfront Italian Lotto concession payment.”

Summary of Consolidated Second Quarter 2016 Financial Results

	Quarter Ended June 30,		Change	Constant Currency Change
(In $ millions, unless otherwise noted)	2016	2015	(%)	(%)

Revenue	1,285	1,274	1%	1%
Operating Income	171	116	48%	48%
Net income (loss) per diluted share	0.36	(0.59)	NM
Net debt	7,830	8,384	-7%
Adjusted EBITDA	443	427	4%	4%
Adjusted Operating Income	290	283	2%	2%
Adjusted net income per diluted share	0.43	0.38	13%

Note: Adjusted EBITDA, adjusted operating income, and adjusted net income per diluted share are non-GAAP financial measures.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items.  Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2016 are calculated using the same foreign exchange rates as the corresponding 2015 period.

Overview of Consolidated Second Quarter Results

Consolidated revenue grew 1% to $1,285 million from $1,274 million in the second quarter of 2015. Revenue growth primarily reflects strong lottery performance, particularly in Italy and North America. Global lottery same-store revenue, excluding Italy, increased 6% during the second quarter while Italy lottery wagers increased 8%. Gaming service revenue grew 5% during the second quarter, primarily on increased software contribution that was partially offset by a lower global installed base. Product sales declined on a challenging comparison with the prior year given significant lottery product sales in South Africa and large Canada video lottery terminal (“VLT”) sales in 2015. The Company shipped 8,152 gaming machines worldwide during the second quarter.

Operating income grew 48% to $171 million from $116 million in the second quarter of 2015 driven by revenue growth, synergy savings and lower transaction-related expenses. Adjusted operating income grew 2% to $290 million from $283 million in the second quarter of 2015 as revenue growth and synergies were partially offset by higher operating expenses.

Adjusted EBITDA of $443 million was 4% higher than the second quarter of 2015 driven by the growth in service revenue.

Interest expense was $118 million compared to $122 million in the prior-year period.

Net income attributable to IGT was $73 million in the second quarter of 2016. On an adjusted basis, net income attributable to IGT rose 14% to $87 million. The Company reported net income per diluted share of $0.36 and earned $0.43 per diluted share on an adjusted basis.

Cash from operations was $524 million in the first half of the year and capital expenditures were $220 million. In addition, the Company made the first of three upfront installment payments for the new Lotto concession in Italy during the second quarter.

Cash and cash equivalents were $390 million as of June 30, 2016, compared to $627 million as of December 31, 2015. Consolidated shareholders’ equity totaled $3,409 million and net debt was $7,830 million as of June 30, 2016.

Operating Segment Review

North America Gaming & Interactive

North America Gaming & Interactive revenue was $350 million compared to $353 million in the second quarter of 2015.

Service revenue was $246 million, a 4% increase over $237 million in the prior-year period as higher software revenue offset a decline in the installed base. DoubleDown revenue was down modestly from the prior year.

Product sales were $104 million compared to $116 million in the second quarter of 2015, primarily due to lower machine unit volume that was partially offset by higher systems sales. The segment shipped 5,163 units compared to 6,218 units in the second quarter of 2015, which included large Canada VLT sales.

Operating income for North America Gaming & Interactive was $87 million compared to $96 million in the second quarter of 2015. The decline was largely attributed to lower revenue from terminal sales and incremental investments to support the Company’s Gaming turnaround efforts.

North America Lottery

North America Lottery revenue was $286 million in the second quarter of 2016, 6% higher than the $270 million reported in the second quarter of 2015.

Service revenue of $267 million was 6% higher than the prior-year period, reflecting 7.3% same-store revenue growth. The same-store revenue growth was broad-based and supported by continued strength in Jackpot games and Instant tickets. Product sales were $19 million in the second quarter of 2016, compared to $17 million in the prior-year period.

Operating income for North America Lottery rose 31% to $62 million reflecting the strong operating leverage profile of the business and favorable product mix.

International

International revenue was $207 million compared to $247 million in the second quarter of 2015. At constant currency, International revenue declined 12% from the prior year, which included large lottery product sales in South Africa.

International lottery service revenue of $70 million was 10% higher than the prior-year period at constant currency. Same-store revenue growth of 2.2% was supported by strength in Latin America and Eastern Europe, partially offset by weakness in the United Kingdom. Lottery service revenue also benefitted from a higher effective rate in the period. Lottery product sales were below the prior-year period, which included large terminal and systems sales in South Africa.

International gaming service revenue was $46 million compared to $50 million in the second quarter of 2015. At constant currency, International gaming service revenue was flat, with EMEA performance offsetting a lower Latin America installed base. Revenue from gaming product sales declined from the prior-year period. The segment shipped a total of 2,989 gaming machines during the second quarter of 2016 compared to 3,929 units in the prior-year period, which benefitted from higher sales of new and expansion units.

International operating income was $28 million compared to $47 million in the second quarter of 2015. Operating income declined on lower product sales and adverse foreign exchange impact.

Italy

Italy revenue was $443 million, 6% higher than the second quarter of 2015.

Total Lotto wagers in the quarter were €2,056 million, a 19% increase over the prior-year period, when wagers had already posted 11% growth. Strong Lotto performance was achieved with double-digit expansion for 10eLotto and a significant contribution from late numbers. Excluding late numbers, Lotto wagers increased 7% over the same period last year. Instant-ticket wagers were flat at €2,200 million.

Machine gaming service revenue increased 6% on higher wagers per machine and lower return to player. The strength in revenues was partially offset by lower installed units and higher Stability Law taxes.

Operating income for the Italy segment was $161 million, 14% higher than the second quarter of 2015. The increase in operating income was mainly attributable to strong lottery and gaming performance, a shift in timing of certain marketing expenses, and a multi-year value-added tax (“VAT”) credit. These benefits were partially offset by higher Stability Law taxes.

Other Developments

The Company entered into an amendment agreement with respect to its $1.8 billion and €1.05 billion multicurrency revolving credit facilities pursuant to which the maturity date was extended from November 2019 to July 2021 and the maximum leverage ratio was increased by 0.25x through the third quarter of 2019. The amendment reflects advantageous market conditions that provide the Company with substantial financial flexibility for the next several years.

Outlook

The Company continues to expect adjusted EBITDA of $1,740-$1,790 million for the full year 2016 period. Capital expenditures excluding upfront Lotto concession payments are now expected to be $550-$580 million, which includes Lotto-related infrastructure upgrades. This compares to previous guidance of $575-$625 million in capital expenditures, which did not include an estimated $35 million in Lotto-related infrastructure investments. The 2016 portion of the Lotto-related, upfront concession payments is €600 million. Net debt is still expected to be $7,700-$7,900 million at the end of 2016.

Adjusted EBITDA is a non-GAAP measure. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these Non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends.

Conference Call and Webcast

Today, at 8:00 a.m. EDT / 1:00 p.m. BST / 2:00 p.m. CEST, management will host a conference call to present the second quarter 2016 results. Listeners may access a live webcast of the conference call along with accompanying slides under “News, Events and Presentations” on IGT’s Investor Relations website at www.IGT.com. A replay of the webcast will be available on the website following the live event. To listen by telephone, the dial in number is +44 (0) 20 7136 2051 for participants in the United Kingdom and +1 877 280 2296 for listeners outside the United Kingdom. The conference ID/confirmation code is 5641427. A telephone replay of the call will be available for one week at +44 (0) 20 3427 0598 or +1 866 932 5017 using the conference ID/confirmation code 5641427.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of International Game Technology PLC as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”

“shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside International Game Technology PLC’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the businesses of International Game Technology (Nevada) and GTECH S.p.A. will not be integrated successfully, or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; unanticipated costs of integration of International Game Technology (Nevada) and GTECH S.p.A.; the possibility that International Game Technology PLC will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that International Game Technology PLC may not obtain its anticipated financial results in one or more future periods; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise; unanticipated changes relating to competitive factors in the industries in which International Game Technology PLC operates; International Game Technology PLC’s ability to hire and retain key personnel; the impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; International Game Technology PLC’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting International Game Technology PLC, including as a consequence of the announced withdrawal of the UK from the EU; international, national or local economic, social or political conditions that could adversely affect International Game Technology PLC or its customers; conditions in the credit markets; changes in the top management team; risks associated with assumptions International Game Technology PLC makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and International Game Technology PLC’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect International Game Technology PLC’s business, including those described in International Game Technology PLC’s annual report on Form 20-F for the financial year ended December 31, 2015 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”), which are available on the SEC website at www.sec.gov and on the investor relations section of International Game Technology PLC’s website at www.IGT.com. Except as required under applicable law, International Game Technology PLC does not assume any obligation to update the forward-looking statements. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per International Game Technology PLC share for the current or any future financial years will necessarily match or exceed the historical published earnings per International Game Technology PLC share, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, +39 06 51899030; for Italian media inquiries

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the three months ended
	June 30,
	2016	2015

Service revenue	1,089,954	1,034,693
Product sales	195,515	239,591
Total revenue	1,285,469	1,274,284

Cost of services	637,832	616,648
Cost of sales	144,640	177,244
Selling, general and administrative	239,241	232,216
Research and development	84,288	84,514
Restructuring expense	6,438	15,818
Impairment loss	2,352	—
Transaction (income) expense, net	(43)	32,344
Total operating expenses	1,114,748	1,158,784

Operating income	170,721	115,500

Interest income	2,754	7,506
Equity income, net	414	243
Other income	3,474	2,341
Other expense	(4,463)	(1,563)
Foreign exchange gain (loss), net	88,152	(102,345)
Interest expense	(117,715)	(122,418)
Total non-operating expenses	(27,384)	(216,236)

Income (loss) before provision for income taxes	143,337	(100,736)

Provision for income taxes	60,439	11,599

Net income (loss)	82,898	(112,335)

Less: Net income attributable to non-controlling interests	10,202	4,555

Net income (loss) attributable to IGT PLC	72,696	(116,890)

Net income (loss) attributable to IGT PLC per common share - basic	0.36	(0.59)
Net income (loss) attributable to IGT PLC per common share - diluted	0.36	(0.59)

Weighted-average shares - basic	201,229	197,149
Weighted-average shares - diluted	201,565	197,149

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the six months ended
	June 30,
	2016	2015

Service revenue	2,225,075	1,824,955
Product sales	341,955	297,571
Total revenue	2,567,030	2,122,526

Cost of services	1,286,595	1,123,383
Cost of sales	266,416	212,342
Selling, general and administrative	466,767	327,767
Research and development	168,995	106,985
Restructuring expense	15,856	30,299
Impairment loss	2,352	—
Transaction expense, net	1,431	43,394
Total operating expenses	2,208,412	1,844,170

Operating income	358,618	278,356

Interest income	7,047	8,119
Equity income, net	414	15
Other income	4,700	2,955
Other expense	(13,015)	(122,684)
Foreign exchange loss, net	(73,404)	(95,341)
Interest expense	(236,130)	(216,806)
Total non-operating expenses	(310,388)	(423,742)

Income (loss) before provision for income taxes	48,230	(145,386)

Provision for income taxes	51,781	2,540

Net loss	(3,551)	(147,926)

Less: Net income attributable to non-controlling interests	16,527	8,281

Net loss attributable to IGT PLC	(20,078)	(156,207)

Net loss attributable to IGT PLC per common share - basic	(0.10)	(0.84)
Net loss attributable to IGT PLC per common share - diluted	(0.10)	(0.84)

Weighted-average shares - basic	200,840	185,007
Weighted-average shares - diluted	200,840	185,007

International Game Technology PLC

Condensed Consolidated Balance Sheets

($ thousands)

Unaudited

	June 30,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	390,012	627,484
Restricted cash and investments	137,614	169,101
Trade and other receivables, net	930,748	959,592
Inventories	284,096	269,982
Other current assets	436,475	423,701
Income taxes receivable	30,906	35,514
Total current assets	2,209,851	2,485,374

Systems, equipment and other assets related to contracts, net	1,123,496	1,127,518
Property, plant and equipment, net	343,005	349,677
Goodwill, net	6,838,652	6,830,499
Intangible assets, net	3,112,165	3,335,633
Other non-current assets	1,734,795	937,917
Deferred income taxes	47,202	48,074
Total non-current assets	13,199,315	12,629,318

Total Assets	15,409,166	15,114,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,014,140	1,057,860
Other current liabilities	1,318,684	922,586
Current portion of long-term debt	163	160
Income taxes payable	124,841	30,020
Total current liabilities	2,457,828	2,010,626

Long-term debt, less current portion	8,219,711	8,334,013
Deferred income taxes	861,520	941,418
Other non-current liabilities	461,091	462,493
Total non-current liabilities	9,542,322	9,737,924

Total Liabilities	12,000,150	11,748,550

Commitments and contingencies	—	—

Shareholders’ equity	3,409,016	3,366,142

Total liabilities and shareholders’ equity	15,409,166	15,114,692

International Game Technology PLC

Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the six months ended
	June 30,
	2016	2015
Operating activities
Net loss	(3,551)	(147,926)
Adjustments for:
Amortization	253,074	152,135
Depreciation	198,881	164,543
Foreign exchange loss, net	73,404	95,341
Amortization of upfront payments to customers	55,178	53,876
Stock-based compensation expense	17,034	20,970
Debt issuance cost amortization	9,086	34,168
Loss on early extinguishment of debt	—	73,806
Write-off of bridge facility costs	—	35,061
Other, net	21,598	4,175
Cash flows before changes in operating assets and liabilities	624,704	486,149
Changes in operating assets and liabilities:
Trade and other receivables	35,133	(2,266)
Inventories	(6,271)	(556)
Accounts payable	(68,596)	(145,140)
Other assets and liabilities	(61,163)	(121,102)
Net cash flows from operating activities	523,807	217,085

Investing activities
Upfront payments to customers	(390,390)	—
Capital expenditures	(219,632)	(167,092)
Purchases of jackpot annuity investments	(1,446)	(786)
Proceeds from jackpot annuity investments	11,625	12,184
Proceeds from sale of assets	49,394	7,136
Acquisition of IGT, net of cash acquired	—	(3,241,415)
Other	2,825	3,927
Net cash flows used in investing activities	(547,624)	(3,386,046)

Financing activities
Principal payments on long-term debt	(236,669)	(2,300,504)
Dividends paid	(80,340)	(129,524)
Return of capital - non-controlling interest	(35,407)	(30,281)
Dividends paid - non-controlling interest	(27,552)	(27,205)
Net proceeds from (payments on) financial liabilities	4,510	(54,493)
Capital contribution non-controlling interest	151,359	—
Proceeds from issuance of long-term debt	—	6,599,368
Payments in connection with note consents	—	(29,022)
Payments on bridge facility	—	(51,409)
Debt issuance costs paid	—	(78,878)
Payments in connection with the early extinguishment of debt	—	(79,526)
Payments to withdrawing shareholders	—	(407,759)
Other	(2,288)	24,313
Net cash flows (used in) provided by financing activities	(226,387)	3,435,080

Net (decrease) increase in cash and cash equivalents	(250,204)	266,119
Effect of exchange rate changes on cash	12,732	(26,132)
Cash and cash equivalents at the beginning of the period	627,484	317,106
Cash and cash equivalents at the end of the period	390,012	557,093

Supplemental Cash Flow Information:
Interest paid	(256,331)	(162,732)
Income taxes paid	(38,742)	(27,785)

International Game Technology PLC

Net Debt

($ thousands)

	June 30,	December 31,
	2016	2015
Long-term debt, less current portion
6.250% Senior Secured Notes due 2022	1,502,024	1,468,875
6.500% Senior Secured Notes due 2025	1,084,882	1,084,249
4.750% Senior Secured Notes due 2023	931,215	912,418
4.125% Senior Secured Notes due 2020	768,191	752,212
5.625% Senior Secured Notes due 2020	593,087	592,245
Senior Secured Notes	4,879,399	4,809,999

6.625% Senior Secured Notes due 2018	546,834	533,915
4.750% Senior Secured Notes due 2020	533,495	520,649
Legacy GTECH Notes	1,080,329	1,054,564

7.500% Senior Secured Notes due 2019	526,029	530,009
5.500% Senior Secured Notes due 2020	126,570	126,833
5.350% Senior Secured Notes due 2023	61,243	61,303
Legacy IGT Notes	713,842	718,145

Term Loan Facilities due 2019	884,607	866,785
Revolving Credit Facilities due 2019	661,494	834,968
Capital Securities	—	49,472
Other	40	80
Long-term debt, less current portion	8,219,711	8,334,013

Current portion of long-term debt	163	160
Total debt	8,219,874	8,334,173

Cash and cash equivalents	390,012	627,484

Net debt	7,829,862	7,706,689

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except share amounts)

		Adjustments
	Q2 2016			Impairment/	Transaction	Q2 2016
	As	Purchase	Foreign	Restructuring	(Income)	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted

Total revenue	1,285,469	264	—	—	—	1,285,733

Cost of services	637,832	(45,340)	—	—	—	592,492
Cost of sales	144,640	(29,687)	—	—	—	114,953
Selling, general and administrative	239,241	(34,857)	—	—	—	204,384
Research and development	84,288	(496)	—	—	—	83,792
Restructuring expense	6,438	—	—	(6,438)	—	—
Impairment loss	2,352	—	—	(2,352)	—	—
Transaction (income) expense, net	(43)	—	—	—	43	—
Total operating expenses	1,114,748	(110,380)	—	(8,790)	43	995,621

Operating income	170,721	110,644	—	8,790	(43)	290,112

Foreign exchange gain, net	88,152	—	(88,152)	—	—	—
Other expense, net	(575)	1,260	—	—	—	685
Interest expense, net	(114,961)	2,036	—	—	—	(112,925)
Total non-operating expenses	(27,384)	3,296	(88,152)	—	—	(112,240)

Income (loss) before provision for income taxes	143,337	113,940	(88,152)	8,790	(43)	177,872

Provision for (benefit from) income taxes (a)	60,439	41,330	(22,703)	2,054	(32)	81,088

Net income (loss)	82,898	72,610	(65,449)	6,736	(11)	96,784

Less: Net income attributable to non-controlling interests	10,202	25	—	—	—	10,227

Net income (loss) attributable to IGT PLC	72,696	72,585	(65,449)	6,736	(11)	86,557

Net income per common share - diluted	0.36					0.43
Weighted-average shares - diluted	201,565					201,565

(a) Provision for (benefit from) income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except share amounts)

		Adjustments
	Q2 2015				Transaction	Q2 2015
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted

Total revenue	1,274,284	11,826	—	—	—	1,286,110

Cost of services	616,648	(40,446)	—	—	—	576,202
Cost of sales	177,244	(32,213)	—	—	—	145,031
Selling, general and administrative	232,216	(34,579)	—	—	—	197,637
Research and development	84,514	(561)	—	—	—	83,953
Restructuring expense	15,818	—	—	(15,818)	—	—
Transaction expense, net	32,344	—	—	—	(32,344)	—
Total operating expenses	1,158,784	(107,799)	—	(15,818)	(32,344)	1,002,823

Operating income	115,500	119,625	—	15,818	32,344	283,287

Foreign exchange loss, net	(102,345)	—	102,345	—	—	—
Other income, net	1,021	6,454	—	—	8	7,483
Interest expense, net	(114,912)	(33)	—	—	—	(114,945)
Total non-operating expenses	(216,236)	6,421	102,345	—	8	(107,462)

(Loss) income before provision for income taxes	(100,736)	126,046	102,345	15,818	32,352	175,825

Provision for income taxes (a)	11,599	45,387	23,482	4,873	10,125	95,466

Net (loss) income	(112,335)	80,659	78,863	10,945	22,227	80,359

Less: Net income attributable to non-controlling interests	4,555	26	—	—	—	4,581

Net (loss) income attributable to IGT PLC	(116,890)	80,633	78,863	10,945	22,227	75,778

Net (loss) income per common share - diluted	(0.59)					0.38
Weighted-average shares - diluted	197,149					198,612

(a) Provision for (benefit from) income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except share amounts)

	Year to date	Adjustments				Year to date
	June 2016			Impairment/		June 2016
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted

Total revenue	2,567,030	956	—	—	—	2,567,986

Cost of services	1,286,595	(91,144)	—	—	—	1,195,451
Cost of sales	266,416	(59,351)	—	—	—	207,065
Selling, general and administrative	466,767	(69,603)	—	—	—	397,164
Research and development	168,995	(994)	—	—	—	168,001
Restructuring expense	15,856	—	—	(15,856)	—	—
Impairment loss	2,352	—	—	(2,352)	—	—
Transaction expense, net	1,431	—	—	—	(1,431)	—
Total operating expenses	2,208,412	(221,092)	—	(18,208)	(1,431)	1,967,681

Operating income	358,618	222,048	—	18,208	1,431	600,305

Foreign exchange loss, net	(73,404)	—	73,404	—	—	—
Other expense, net	(7,901)	4,092	—	—	—	(3,809)
Interest expense, net	(229,083)	4,074	—	—	—	(225,009)
Total non-operating expenses	(310,388)	8,166	73,404	—	—	(228,818)

Income (loss) before provision for income taxes	48,230	230,214	73,404	18,208	1,431	371,487

Provision for income taxes (a)	51,781	81,901	13,574	5,180	262	152,698

Net (loss) income	(3,551)	148,313	59,830	13,028	1,169	218,789

Less: Net income attributable to non-controlling interests	16,527	50	—	—	—	16,577

Net (loss) income attributable to IGT PLC	(20,078)	148,263	59,830	13,028	1,169	202,212

Net (loss) income per common share - diluted	(0.10)					1.00
Weighted-average shares - diluted	200,840					201,547

(a) Provision for (benefit from) income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except share amounts)

	Year to date	Adjustments				Year to date		Year to date
	June 2015				Transaction	June 2015		June 2015
	As	Purchase	Foreign	Restructuring	and Refinancing	As	Pro Forma	Pro
	Reported	Accounting	Exchange	Expense	Expense	Adjusted	Adjustments	Forma

Total revenue	2,122,526	11,648	—	—	—	2,134,174	399,387	2,533,561

Cost of services	1,123,383	(56,664)	—	—	—	1,066,719	113,306	1,180,025
Cost of sales	212,342	(32,228)	—	—	—	180,114	63,355	243,469
Selling, general and administrative	327,767	(34,576)	—	—	—	293,191	134,166	427,357
Research and development	106,985	(1,129)	—	—	—	105,856	62,760	168,616
Restructuring expense	30,299	—	—	(30,299)	—	—	—	—
Transaction expense, net	43,394	—	—	—	(43,394)	—	—	—
Total operating expenses	1,844,170	(124,597)	—	(30,299)	(43,394)	1,645,880	373,587	2,019,467

Operating income	278,356	136,245	—	30,299	43,394	488,294	25,800	514,094

Foreign exchange loss, net	(95,341)	—	95,341	—	—	—
Other (expense) income, net	(119,714)	6,250	—	—	117,252	3,788
Interest expense, net	(208,687)	(20)	—	—	—	(208,707)
Total non-operating expenses	(423,742)	6,230	95,341	—	117,252	(204,919)

(Loss) income before provision for income taxes	(145,386)	142,475	95,341	30,299	160,646	283,375

Provision for income taxes (a)	2,540	51,146	21,556	9,182	40,600	125,024

Net (loss) income	(147,926)	91,329	73,785	21,117	120,046	158,351

Less: Net income attributable to non-controlling interests	8,281	51	—	—	—	8,332

Net (loss) income attributable to IGT PLC	(156,207)	91,278	73,785	21,117	120,046	150,019

Net (loss) income per common share - diluted	(0.84)					0.81
Weighted-average shares - diluted	185,007					186,179

(a) Provision for (benefit from) income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

	For the three months ended
	June 30,
	2016	2015

Net income (loss)	82,898	(112,335)
Provision for income taxes	60,439	11,599
Non-operating expenses	27,384	216,236
Amortization	127,578	118,763
Depreciation	100,364	92,687
Amortization of upfront payments to customers	27,769	27,033
Stock-based compensation expense	7,732	5,109
Restructuring expense	6,438	15,818
Impairment loss	2,352	—
Non-cash purchase accounting (excluding D&A)	224	19,372
Transaction (income) expense, net	(43)	32,344
Adjusted EBITDA	443,135	426,626

Cash flows from operating activities	318,202	163,302
Capital expenditures	(121,961)	(95,452)
Upfront payments to customers	(390,390)	—
Free Cash Flow	(194,149)	67,850

International Game Technology PLC Segment Performance

Revenue Detail

($ millions)

	INTERNATIONAL GAME TECHNOLOGY PLC		Quarter Change
	2015	2016	Percentage	Constant FX
	Q2	Q2	Q2	Q2
Gaming
Total Revenue	670	663	-1.1%	-0.4%

Gaming Services	474	495	4.5%	5.3%
Terminal	322	320	-0.7%	-0.2%
Social (DDI)	73	72	-0.9%	-1.0%
Other	78	102	30.7%	33.7%

Product Sales	197	168	-14.5%	-13.9%
Terminal	143	106	-26.2%	-25.7%
Other	54	63	16.8%	17.5%

Lottery
Total Revenue	524	546	4.3%	4.6%

Lottery Services	481	519	7.9%	8.3%
FM/Concessions	424	458	7.9%	8.1%
LMA	38	39	3.4%	3.4%
Other Services	19	22	16.3%	20.5%

Product Sales	43	27	-36.4%	-36.0%
Terminal	21	8	-60.2%	-59.7%
Systems/Other	22	19	-13.3%	-13.1%

Other
Total Revenue	80	76	-5.0%	-3.7%

Service Revenue	80	76	-5.0%	-3.8%
Product Sales	0	0	-10.3%	31.5%

Consolidated
Revenue	1,274	1,285	0.9%	1.5%

Operating Income:
Segment Total	331	338	2.2%	2.5%
Purchase Accounting	(120)	(111)	-7.5%	-7.5%
Corporate Support	(96)	(57)	-40.6%	-39.4%
Total	116	171	47.8%	47.5%

	NORTH AMERICA GAMING & INTERACTIVE		Quarter Change
	2015	2016	Percentage	Constant FX
	Q2	Q2	Q2	Q2
Gaming
Total Revenue	353	350	-1.0%	-0.9%

Gaming Services	237	246	3.7%	3.7%
Terminal	140	132	-6.0%	-5.8%
Social (DDI)	73	72	-0.9%	-1.0%
Other	24	42	73.1%	73.2%

Product Sales	116	104	-10.5%	-10.2%
Terminal	84	64	-23.9%	-23.7%
Other	32	40	24.5%	24.8%

Total
Revenue	353	350	-1.0%	-0.9%

Operating Income	96	87	-9.0%	-13.0%

	NORTH AMERICA LOTTERY		Quarter Change
	2015	2016	Percentage	Constant FX
	Q2	Q2	Q2	Q2
Gaming
Total Revenue	37	37	-0.8%	1.0%

Gaming Services	37	37	0.2%	2.0%
Terminal	25	26	3.0%	3.0%
Social (DDI)	0	0	0.0%	0.0%
Other	12	12	-5.4%	0.1%

Product Sales
Terminal
Other

Lottery
Total Revenue	233	249	7.1%	7.1%

Lottery Services	216	230	6.4%	6.4%
FM/Concessions	154	163	6.1%	6.1%
LMA	38	39	3.4%	3.4%
Other Services	25	28	13.2%	13.2%

Product Sales	17	19	15.4%	15.5%
Terminal	5	8	66.1%	66.1%
Systems/Other	12	11	-4.6%	-4.5%

Total
Revenue	270	286	6.0%	6.2%

Operating Income	47	62	30.9%	31.7%

	INTERNATIONAL		Quarter Change
	2015	2016	Percentage	Constant FX
	Q2	Q2	Q2	Q2
Gaming
Total Revenue	134	110	-17.8%	-13.9%

Gaming Services	50	46	-8.3%	0.4%
Terminal	15	13	-16.6%	0.5%
Social (DDI)	0	0	0.0%	0.0%
Other	35	34	-4.8%	0.3%

Product Sales	84	64	-23.5%	-22.5%
Terminal	59	42	-29.4%	-28.5%
Other	25	22	-9.5%	-8.3%

Lottery
Total Revenue	94	79	-16.1%	-12.1%

Lottery Services	67	70	4.4%	9.9%
FM/Concessions	51	53	3.9%	9.9%
LMA	0	0	0.0%	0.0%
Other Services	17	18	6.1%	9.8%

Product Sales	26	8	-69.0%	-68.4%
Terminal	16	1	-96.3%	-95.6%
Systems/Other	10	8	-23.8%	-23.4%

Other
Total Revenue	19	18	-4.1%	3.9%

Service Revenue	19	18	-4.0%	3.5%
Product Sales	0	0	-10.3%	31.5%

Total
Revenue	247	207	-16.1%	-11.8%

Operating Income	47	28	-39.1%	-26.7%

	ITALY		Quarter Change
	2015	2016	Percentage	Constant FX
	Q2	Q2	Q2	Q2
Gaming
Total Revenue	157	166	5.6%	4.8%

Gaming Services	157	166	5.8%	4.9%
Terminal	142	150	5.6%	4.7%
Social (DDI)	0	0	0.0%	0.0%
Other	15	16	7.6%	6.9%

Product Sales	1	0	-48.1%	-47.9%
Terminal	0	0	-100.0%	-100.0%
Other	0	0	-40.2%	-39.9%

Lottery
Total Revenue	197	219	10.7%	9.7%

Lottery Services	197	219	10.7%	9.7%
FM/Concessions	220	242	10.1%	9.1%
LMA	0	0	0.0%	0.0%
Other Services	(22)	(23)	5.1%	4.2%

Product Sales
Terminal
Systems/Other

Other
Total Revenue	61	58	-5.3%	-6.1%

Service Revenue	61	58	-5.3%	-6.1%
Product Sales

Total
Revenue	416	443	6.4%	5.5%

Operating Income	141	161	13.9%	13.0%

Key Performance Indicators (KPIs)

Consolidated Key Performance Indicators (KPIs)

	Second Quarter
Periods Ended June 30	2016	2015	% change

Installed base (end of period)
Casino	33,399	35,332	-5.5%
VLT - Government Sponsored (ex-Italy)	15,605	16,231	-3.9%
VLT - Italy Supplier (B2B)	8,159	8,465	-3.6%
Total installed base	57,163	60,028	-4.8%
Yield (average revenue per unit per day - $0.00)	32.79	34.28	-4.3%

Additional Italian Network Details:
VLT - Operator (B2C)	10,995	10,988	0.1%
AWP	56,300	62,156	-9.4%

Machine units shipped
New/Expansion	1,447	2,187	-33.8%
Replacement	6,705	7,960	-15.8%
Total machines shipped	8,152	10,147	-19.7%

Global lottery same-store revenue growth
Instants & draw games			3.1%
Multistate Jackpots			31.1%
Total lottery same-store revenue growth (ex-Italy)			6.0%
Italy lottery revenue growth			4.9%

North America KPIs

	Second Quarter
Periods Ended June 30	2016	2015	% change

Installed base (end of period)
Casino	24,171	25,516	-5.3%
VLT - Government Sponsored	15,355	15,981	-3.9%
Total installed base	39,526	41,497	-4.7%

Machine units shipped
New/Expansion	1,277	974	31.1%
Replacement	3,886	5,244	-25.9%
Total machines shipped	5,163	6,218	-17.0%

DoubleDown
Revenue ($ Thousands)	72,354	73,010	-0.9%
Mobile penetration	54%	47%	14.9%
DAU (Daily Active Users) (1)	1,668	1,839	-9.3%
MAU (Monthy Active Users) (1)	4,075	4,421	-7.8%
Bookings per DAU ($0.00) (1)	$0.48	$0.45	4.8%

Lottery same-store revenue growth
Instants & draw games			3.1%
Multistate Jackpots			40.1%
Total lottery same-store revenue growth			7.3%

(1) As a single application with multiple games, active users equal unique users

International KPIs

	Second Quarter
Periods Ended June 30	2016	2015	% change

Installed base (end of period)
Casino	9,228	9,816	-6.0%
VLT - Government Sponsored	250	250	0.0%
Total installed base	9,478	10,066	-5.8%

Machine units shipped
New/Expansion	170	1,213	-86.0%
Replacement	2,819	2,716	3.8%
Total machines shipped	2,989	3,929	-23.9%

Lottery same-store revenue growth
Instants & draw games			3.3%
Multistate Jackpots			-10.5%
Total lottery same-store revenue growth			2.2%

Italy KPIs

Periods Ended June 30	Second Quarter
(In € millions, except machines)	2016	2015	% change

Lottery
Lotto wagers	2,056	1,728	19.0%
10eLotto	1,191	1,056	12.7%
Core	542	566	-4.3%
Late Numbers	324	106	206.5%

Scratch & Win Wagers	2,200	2,215	-0.7%

Italy lottery revenue growth			4.9%

Gaming
Installed base (end of period)
VLT - Operator (B2C)	10,995	10,988	0.1%
VLT - Supplier (B2B)	8,159	8,465	-3.6%
AWP	56,300	62,156	-9.4%
Total Installed Base	75,454	81,609	-7.5%

Wagers
VLT - Operator (B2C)	1,324	1,306	1.4%
AWP	1,034	1,072	-3.5%
Interactive Wagers (Gaming)	398	414	-3.8%

Other
Sports Betting Wagers(1)	206	205	0.6%
Sports Betting Payout (%)(1)	86.5%	82.9%	3.6 pp

(1) Includes Virtual Wagers and Pools & Horses